State of Delaware
Secretary of State
Division of Corporations
Delivered 02:42 PM 07/29/2022
FILED 02:42 PM 07/29/2022
SR 20223128568 - File Number 6893666

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

MicroMGx, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock of this corporation is authorized to issue is 30,000,000 shares (number of authorized shares) with a par value of $.0003333

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of July, 2022.

By: Jack M Kloeber Jr
Authorized Officer

Title: CEO/President

Name: Jack M. Kloeber Jr.
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 06/28/2022
FILED 03:59 PM 06/28/2022
SR 20222852810 - File Number 6893666

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A NON-DELAWARE CORPORATION TO A DELAWARE CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Illinois.

2.) The jurisdiction immediately prior to filing this Certificate is Illinois.

3.) The date the Non-Delaware Corporation first formed is July 20, 2015.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is MicroMGx, Inc..

5.) The name of the Corporation as set forth in the Certificate of Incorporation is MicroMGx, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 6th day of June, A.D. 2022.

By: Jack M Kloeber

Name: Jack Kloeber
Print or Type

Title: CEO/President
Print or Type

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is MicroMGx, Inc.

• **Second:** Its registered office in the State of Delaware is to be located at 251 Little Falls Drive Street, in the City of Wilmington County of New Castle Zip Code 19808 .

The registered agent in charge thereof is Corporation Service Company

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is 1,000,000 shares (number of authorized shares) with a par value of 0.01 per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name Jack Kloeber
Mailing Address 3440 S Dearborn St Suite #144s
Chicago, IL 60616 Zip Code Chicago, Il

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 6th day of June , A.D. 20 22 .

BY:
(Incorporator)

NAME: Jack Kloeber
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 06/28/2022
FILED 03:59 PM 06/28/2022
SR 20222852810 - File Number 6893666

FORM **BCA 2.10**
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150
Franchise Tax: $ 25
Total: **$175**

File #: ___**70266695**___

Approved By: ___JXR___

FILED

JUL 20 2015

**Jesse White
Secretary of State**

1. Corporate Name: MICROBIAL PHARMACEUTICALS, INC.

2. Initial Registered Agent: ALAN R. SINGLETON

First Name	Middle Initial	Last Name

Initial Registered Office: 2001 S 1ST ST STE 209

Number	Street	Suite No.

CHAMPAIGN   IL   61820-7478   CHAMPAIGN

City	ZIP Code	County

3. Purposes for which the Corporation is Organized:
    The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	1000000	100000	$ 1000

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated ___JULY 20___ , ___2015___   2749 WOODBINE AVE.

Month & Day	Year	Street

NEIL LINDSTROM KELLEHER   EVANSTON   IL   60201

Name	City/Town	State	ZIP Code

This document was generated electronically at www.cyberdriveillinois.com